Exhibit 99.(d).4.A

JOHN HANCOCK BOND TRUST
on behalf of John Hancock Investment Grade Bond Fund

AMENDMENT TO ADVISORY AGREEMENT

AMENDMENT made as of the 1st day of July, 2016 to the Advisory Agreement dated July 1, 2009, as amended (the “Agreement”), between John Hancock Bond Trust, a Massachusetts business trust, on behalf of its series John Hancock Investment Grade Bond Fund (the “Fund”), and John Hancock Advisers, LLC, a Delaware limited liability company.  In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the following fee schedule for the Fund:

JOHN HANCOCK BOND TRUST

Fund	First $500 Million of Average Daily Net Assets	Next $500 Million of Average Daily Net Assets	Next $500 Million of Average Daily Net Assets	Excess Over $1.5 Billion of Average Daily Net Assets
John Hancock Investment Grade Bond Fund	0.400%	0.400%	0.400%	0.385%

2.	EFFECTIVE DATE

This Amendment shall become effective as of the date first mentioned above.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
Leo Zerilli
Senior Vice President and Chief Investment Officer

JOHN HANCOCK BOND TRUST
on behalf of John Hancock Investment Grade Bond Fund

By:	/s/ Andrew G. Arnott
Andrew G. Arnott
President